Exhibit 99.2

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

MONTOYA, et. al	Consolidated Civil Action
Plaintiffs	Case No. 1:05-cv-02313(HB)

vs.

MAMMA.COM, INC., et. al

Defendants.

This Document Relates To: All Actions

PRELIMINARY ORDER FOR NOTICE AND HEARING IN CONNECTION

WITH SETTLEMENT PROCEEDINGS

WHEREAS, on November 9, 2006, the parties to the above-entitled action (the "Action") entered into a Stipulation and Agreement of Settlement with Certain Defendants (the "Stipulation") which is subject to review under Rule 23 of the Federal Rules of Civil Procedure and which, together with the exhibits thereto, sets forth the terms and conditions for the proposed settlement of the claims alleged in the Complaint on the merits and with prejudice as against the Settling Defendants only; and the Court having read and considered the Stipulation and the accompanying documents; and the parties to the Stipulation having consented to the entry of this Order; and all capitalized terms used herein having the meanings defined in the Stipulation;

NOW, THEREFORE, IT IS HEREBY ORDERED, this 28th day of February 2007 that:

1.   The Court does hereby preliminarily approve the Stipulation and the Settlement set forth therein, subject to further consideration at the Settlement Fairness Hearing described below.

2.  Pursuant to Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure, and for the purposes of the Settlement only, this Action is hereby certified as a class action on behalf of all persons who purchased the common stock of Mamma.com, Inc. during the period March 2, 2004 through and including February 16, 2005 and were allegedly damaged thereby, including, but not limited to, those persons who traded in Mamma.com stock on the NASDAQ Small Cap Stock Market and/or the Third Market Segment of the Frankfurt and Berlin stock exchanges in Germany. Excluded from the Class are the Defendants in this action, members of the Individual Defendants’ families, any entity in which any Defendant has a controlling interest or is a parent or subsidiary of or is controlled by Mamma.com, and the officers, directors, affiliates, legal representatives, heirs, predecessors, successors or assigns of any of the Defendants.

3.  The Court finds, for the purposes of the Settlement only, that the prerequisites for a class action under Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure have been satisfied in that: (a) the number of Class Members is so numerous that joinder of all members thereof is impracticable; (b) there are questions of law and fact common to the Class; (c) the claims of the named representatives are typical of the claims of the Class they seek to represent; (d) the Lead Plaintiffs and Plaintiffs’ Co-Lead Counsel will fairly and adequately represent the interests of the Class; (e) the questions of law and fact common to the members of the Class predominate over any questions affecting only individual members of the Class; and (f) a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

4.  Pursuant to Rule 23 of the Federal Rules of Civil Procedure, and for the purposes of the Settlement only, Lead Plaintiffs Robert Witkowski, Vivian Salem, Rocco Porreco, Kenneth Callenius, and Jyuthika Golakia are certified as Class Representatives.

5.  A hearing (the "Settlement Fairness Hearing") pursuant to Rule 23(e) of the Federal Rules of Civil Procedure is hereby scheduled to be held before the Court on July 9, 2007, at 2:00 p.m. for the following purposes:

(a  to finally determine whether this Action satisfies the applicable prerequisites for class action treatment under Rules 23(a) and (b) of the Federal Rules of Civil Procedure;

(b)  to determine whether the proposed Settlement is fair, reasonable, and adequate, and should be approved by the Court;

(c)  to determine whether the Order and Final Judgment as provided under the Stipulation should be entered, dismissing the Complaint filed herein, on the merits and with prejudice, as against the Settling Defendants only, and to determine whether the release by the Class of the Settled Claims, as set forth in the Stipulation, should be provided to the Released Parties;

(d)  to determine whether the proposed Plan of Allocation for the proceeds of the Settlement is fair and reasonable, and should be approved by the Court;

(e)  to consider Plaintiffs’ Counsel’s application for an award of attorneys’ fees and expenses; and

(f)  to rule upon such other matters as the Court may deem appropriate.

6.  The Court reserves the right to approve the Settlement with or without modification and with or without further notice of any kind. The Court further reserves the right to enter its Order and Final Judgment approving the Stipulation and dismissing the Complaint as against the Settling Defendants only on the merits and with prejudice regardless of whether it has approved the Plan of Allocation or awarded attorneys’ fees and expenses.

7.  Within five (5) days of entry of this Order, Defendants shall pay and/or cause to be paid $3,150,000 (the "Cash Settlement Amount") into escrow for the benefit of Plaintiffs and the Class. The Cash Settlement Amount and any income or interest earned thereon shall be the "Gross Settlement Fund."

8.  (a)  The Gross Settlement Fund, net of any Taxes (as defined below) on the income thereof, shall be used to pay (i) the Notice and Administration Costs referred to in Stipulation paragraph 7, (ii) the attorneys’ fee and expense award referred to in Stipulation paragraph 8, and (iii) the remaining administration expenses referred to in Stipulation paragraph 10. The balance of the Gross Settlement Fund after the above payments shall be the "Net Settlement Fund." The Net Settlement Fund shall be distributed to the Authorized Claimants as provided in paragraphs 11-13 of the Stipulation. Any sums required to be held in escrow hereunder prior to the Effective Date shall be held by the Claims Administrator as Escrow Agent for the Settlement Fund. The Escrow Agent shall act on the joint directions of Plaintiffs’ Co-Lead Counsel and in accordance with the Stipulation. All funds held by the Escrow Agent shall be deemed to be in the custody of the Court and shall remain subject to the jurisdiction of the Court until such time as the funds shall be distributed or returned to the persons paying the same pursuant to the Stipulation and/or further order of the Court. Immediately upon receipt, the Escrow Agent shall invest any funds in excess of $100,000 in short term United States Agency or Treasury Securities (or a mutual fund invested solely in such instruments), and shall collect and reinvest all interest accrued thereon. Any funds held in escrow in an amount of less than $100,000 may be held in a bank account insured by the FDIC. The Settlement Fund is intended to be a Qualified Settlement Fund within the meaning of Treasury Regulation § 1.468B-1 and that the Escrow Agent, as administrator of the Settlement Fund within the meaning of Treasury Regulation § 1.468B-2(k)(3), shall be responsible for filing tax returns for the Settlement Fund and paying from the Settlement Fund any Taxes owed with respect to the Settlement Fund. The Settlement Fund shall be treated as a Qualified Settlement Fund from the earliest date possible, and any relation-back election required to treat the Settlement Fund as a Qualified Settlement Fund from the earliest date possible shall be made. Counsel for Settling Defendants shall provide promptly to the Escrow Agent the statement described in Treasury Regulation § 1.468B-3(e).

(b)  All (i) taxes on the income of the Gross Settlement Fund and (ii) expenses and costs incurred in connection with the taxation of the Gross Settlement Fund (including, without limitation, expenses of tax attorneys and accountants) (collectively "Taxes") shall be paid out of the Gross Settlement Fund, shall be considered to be a cost of administration of the settlement and shall be timely paid by the Escrow Agent without further Order of this Court.

9.  The Court approves the form, substance and requirements of the Notice of Pendency of Class Action and Proposed Settlement with Certain Defendants, Motion for Attorneys’ Fees and Settlement Fairness Hearing (the "Notice") and the Proof of Claim form, annexed hereto as Exhibits 1 and 2 respectively.

10.  The Court approves the appointment of Analytics Incorporated as the Claims Administrator. The Claims Administrator shall cause the Notice and the Proof of Claim, substantially in the forms annexed hereto, to be mailed, by first class mail, postage prepaid, on or before March 14, 2007, to all Class Members who can be identified with reasonable effort. The Settling Defendants shall cause Mamma.com’s transfer records and shareholder information to be made available to the Claims Administrator for the purpose of identifying and giving notice to the Class. The Claims Administrator shall use reasonable efforts to give notice to nominee purchasers such as brokerage firms and other persons or entities who purchased Mamma.com common stock during the Class Period as record owners but not as beneficial owners. Such nominee purchasers are directed within, seven (7) days of their receipt of the Notice, to either forward copies of the Notice and Proof of Claim to their beneficial owners, or to provide the Claims Administrator with lists of the names and addresses of the beneficial owners, and the Claims Administrator is ordered to send the Notice and Proof of Claim promptly to such identified beneficial owners. Nominee purchasers who elect to send the Notice and Proof of Claim to their beneficial owners shall send a statement to the Claims Administrator confirming that the mailing was made as directed. Additional copies of the Notice shall be made available to any record holder requesting such for the purpose of distribution to beneficial owners, and such record holders shall be reimbursed from the Gross Settlement Fund, upon receipt by the Claims Administrator of proper documentation, for the reasonable expense of sending the Notices and Proofs of Claim to beneficial owners. Plaintiffs’ Co-Lead Counsel shall, at or before the Settlement Fairness Hearing, file with the Court proof of mailing of the Notice and Proof of Claim.

11.  The Court approves the form of Publication Notice of the pendency of this class action and the proposed settlement in substantially the form and content annexed hereto as Exhibit 3 and directs that Plaintiffs’ Co-Lead Counsel shall cause the Publication Notice to be published in English in the national and European editions of The Wall Street Journal and the

Financial Times, and in German in the Frankfurter Allgemeine Zeitung and in the Berliner Zeitung within ten days of the mailing of the Notice. Plaintiffs’ Co-Lead Counsel shall, at or before the Settlement Fairness Hearing, file with the Court proof of publication of the Published Notice.

12.  The form and content of the Notice, and the method set forth herein of notifying the Class of the Settlement and its terms and conditions, meet the requirements of Rule 23 of the Federal Rules of Civil Procedure, Section 21D(a)(7) of the Securities Exchange Act of 1934, 15 U.S.C. § 78u-4(a)(7) as amended by the Private Securities Litigation Reform Act of 1995, and due process, constitute the best notice practicable under the circumstances, and shall constitute due and sufficient notice to all persons and entities entitled thereto.

13. In order to be entitled to participate in the Net Settlement Fund, in the event the Settlement is effected in accordance with the terms and conditions set forth in the Stipulation, each Class Member shall take the following actions and be subject to the following conditions:

(a)  A properly executed Proof of Claim (the "Proof of Claim"), substantially in the form attached hereto as Exhibit 2, must be submitted to the Claims Administrator, at the Post Office Box indicated in the Notice, postmarked not later than August 9, 2007. Such deadline may be further extended by Court Order. Each Proof of Claim shall be deemed to have been submitted when postmarked (if properly addressed and mailed by first class mail, postage prepaid) provided such Proof of Claim is actually received prior to the motion for an order of the Court approving distribution of the Net Settlement Fund. Any Proof of Claim submitted in any other manner shall be deemed to have been submitted when it was actually received at the address designated in the Notice.

(b)  The Proof of Claim submitted by each Class Member must satisfy the following conditions: (i) it must be properly completed, signed and submitted in a timely manner in accordance with the provisions of the preceding subparagraph; (ii) it must be accompanied by adequate supporting documentation for the transactions reported therein, in the form of broker confirmation slips, broker account statements, an authorized statement from the broker containing the transactional information found in a broker confirmation slip, or such other documentation as is deemed adequate by Plaintiffs’ Co-Lead Counsel; (iii) if the person executing the Proof of Claim is acting in a representative capacity, a certification of his current authority to act on behalf of the Class Member must be included in the Proof of Claim; and (iv) the Proof of Claim must be complete and contain no material deletions or modifications of any of the printed matter contained therein and must be signed under penalty of perjury.

(c)  As part of the Proof of Claim, each Class Member shall submit to the jurisdiction of the Court with respect to the claim submitted, and shall (subject to effectuation of the Settlement) release all Settled Claims as provided in the Stipulation.

14.  Class Members shall be bound by all determinations and judgments in this Action, whether favorable or unfavorable, unless such persons request exclusion from the Class in a timely and proper manner, as hereinafter provided. A Class Member wishing to make such request shall mail the request in written form by first class mail postmarked no later than June 14, 2007 to the address designated in the Notice. Such request for exclusion shall clearly indicate the name, address and telephone number of the person seeking exclusion, that the sender requests to be excluded from the Class in the Mamma.com Securities Litigation Settlement, and must be signed by such person. Such persons requesting exclusion are also directed to state: the date(s), price(s), and number(s) of shares of all purchases and sales of Mamma.com common stock during the Class Period. The request for exclusion shall not be effective unless it provides the required information and is made within the time stated above, or the exclusion is otherwise accepted by the Court.

15.  Class Members requesting exclusion from the Class shall not be entitled to receive any payment out of the Net Settlement Fund as described in the Stipulation and Notice.

16.  The Court will consider comments and/or objections to the Settlement, the Plan of Allocation, or the award of attorneys’ fees and reimbursement of expenses only if such comments or objections and any supporting papers are filed in writing with the Clerk of the Court, United States District Court, 500 Pearl Street, New York, New York 10007, and copies of all such papers are served, on or before June 14, 2007, upon each of the following: Peter E. Seidman, Esq., Milberg Weiss Bershad & Schulman LLP, One Pennsylvania Plaza, New York, New York 10119-0165 and Daniel S. Sommers, Esq., Cohen, Milstein, Hausfeld & Toll, P.L.L.C., 1100 New York Avenue, N.W., West Tower, Suite 500, Washington, DC 20005-3934 on behalf of the Lead Plaintiffs and the Class; and Barry H. Berke, Esq., Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036 on behalf of Settling Defendant Mamma.com, David C. Gustman, Esq., Freeborn & Peters LLP, 311 South Wacker Drive, Suite 3000, Chicago, Illinois 60606-6677 on behalf of Settling Defendant David Goldman, Jason Brown, Esq., Ropes & Gray LLP, 45 Rockefeller Plaza, New York, New York 10111-0087 on behalf of Settling Defendant Guy Fauré, David U. Gourevitch, Esq., Law Office of David U. Gourevitch, P.C., 228 East 45th Street, 17th Floor, New York, New York 10017 on behalf of Settling Defendant Daniel Bertrand. Attendance at the hearing is not necessary; however, persons wishing to be heard orally in opposition to the approval of the Settlement, the Plan of Allocation, and/or the request for attorneys’ fees are required to indicate in their written objection their intention to appear at the hearing. Persons who intend to object to the Settlement, the Plan of Allocation, and/or counsel’s application for an award of attorneys’ fees and expenses and desire to present evidence at the Settlement Fairness Hearing must include in their written objections the identity of any witnesses they may call to testify and exhibits they intend to introduce into evidence at the Settlement Fairness Hearing. Class Members do not need to appear at the hearing or take any other action to indicate their approval.

17.  Pending final determination of whether the Settlement should be approved, the Lead Plaintiffs, all Class Members, and each of them, and anyone who acts or purports to act on their behalf, shall not institute, commence or prosecute any action which asserts Settled Claims against any Released Party.

18.  As provided in the Stipulation, Plaintiffs’ Co-Lead Counsel may pay the Claims Administrator the reasonable fees and costs associated with giving notice to the Class and the review of claims and administration of the Settlement out of the Gross Settlement Fund without further order of the Court.

19.  If: (a) the Settlement is terminated by Settling Defendants pursuant to paragraph 22 of the Stipulation; or (b) any specified condition to the Settlement set forth in the Stipulation is not satisfied and Plaintiffs’ Co-Lead Counsel or Counsel for the Settling Defendants elect to terminate the Settlement as provided in paragraph 26 of the Stipulation, then, in any such event, the Stipulation, including any amendment(s) thereof, and this Preliminary Order certifying the Class and the Class Representatives for purposes of the Settlement shall be null and void, of no further force or effect, and without prejudice to any party, and may not be introduced as evidence or referred to in any actions or proceedings by any person or entity, and each party shall be restored to his, her or its respective position as it existed immediately prior to the execution of this Stipulation.

20.  The Court retains exclusive jurisdiction over the Action to consider all further matters arising out of or connected with the Settlement.

Dated: New York, New York

              February 28, 2007

/s/ HAROLD BAER
Honorable Harold Baer, Jr. UNITED STATES DISTRICT JUDGE

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